      A-Power Energy Generation Systems, Ltd.

       NASDAQ:  APWR

May 2008

Safe Harbor

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995, about A-Power Energy Generation Systems (“A-Power”), Head Dragon Holdings (“HDH”),
and Liaoning GaoKe Energy Group (“GaoKe”). Forward looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of A-Power management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; continued compliance with government regulations;
legislation or regulatory environments, requirements or changes adversely affecting the businesses in which A-
Power, HDH, and GaoKe are engaged; fluctuations in customer demand; management of rapid growth;
competition from other providers of power generation and grid development; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks will be detailed in future filings with the Securities and Exchange
Commission.  The information set forth herein should be read in light of such risks.  Neither A-Power, HDH, nor
GaoKe assume any obligation to update the information contained in this presentation.

A-Power Energy Generation Systems, Ltd

Overview

A-Power Energy Generation Systems began trading on
NASDAQ on January 22, 2008

Cash balance as of December 31, 2007 of $36M

Does not include paid-in-capital of ~$34M and another ~$58M from warrant conversion in Q1 2008

$15M Bridge Loan paid off in January 2008 - now debt-free

Currently ~32.7M common shares outstanding, market cap of
~$660M

      Ownership Structure

A-Power Energy Generation Systems, Ltd.
BVI company listed on NASDAQ

Head Dragon Holdings, Ltd.

Hong Kong company 100% owned by A-Power

Liaoning GaoKe Energy Group (“GaoKe”)

PRC company 100% owned by Head Dragon

    Liaoning GaoKe Energy Group

Formed in 2003 to become the Leading Alternative Power

Company in China

Established to capitalize on the substantial inefficiencies and drawbacks of China’s and SE Asia’s central power systems

Currently the leading provider of “local” distributed power generation and micro power networks in China

Has a large clean energy technology portfolio

Includes wind, solar, hydro, ground source heat pumps, biomass, etc.

Has formed JV’s with top Chinese research institutions (Tsinghua University and China
Sciences Academy)

Basis for Forming GaoKe

Inefficient, “Dirty” Power Generation

Frequent Blackouts

Power Loss Due to
Transporting Over Long
Distances

Frequent & Time

Consuming Repairs

High Cost Power

(Demand > Supply)

Heat Purchased
from Local
Suppliers

    Pollution

        Cost

MAJOR PROBLEMS with Traditional Central Power
Generation in China / SE Asia

     GaoKe’s Solution = Local, Distributed
   Power Generation

         EFFICIENT, “GREEN” POWER

             Use factory byproducts (excess steam) to create cheap, on-site power & free heat

                               > 80% efficiency, vs. 20-40% for traditional power

Excess power generated
can be sold to local users
via a micro grid or to the
national grid

RELIABLE

     Eliminates reliance on national grid with its frequent blackouts

         System localization makes it easier to maintain and less vulnerable to disruptions

ECONOMICAL

Power is 1/3-1/5 the cost of
national grid power

No need to buy heat from a
3rd party

System pay-back 2-5 years

GaoKe’s Distributed Power
Generation System (DG)

Steel Framing / Design Phase

Turbine Installation

Generator & Turbine

Steam Boiler Control Room

Power / Heat Control Room

       Completed DG Factory

Distributed Power Generation
Market - China

           HUGE market potential

Recent 5-Year Plan promotes distributed power generation to
help alleviate the national power supply shortage

Historically, facilities in China did not install distributed power generation systems due to state-owned power company resistance

Government policy support changes dynamics of PRC’s entire power industry

Dramatically increased interest in distributed power generation

PRC government estimates that spending on new power
generation in China will be at least $65-$78 billion per year for the next 4 years

           GaoKe’s Competitive Advantages in the
          Distributed Power Generation Business

ONLY private company permitted to provide all aspects of distributed power generation system development in China (design, construct, install & test)

Large state-owned (SOE’s) power companies are “allowed” to develop distributed power generation and micro power grids, but do not

1.

SOE’s have enough trouble keeping up with China’s growing power needs

2.

SOE’s focus on developing large power plants for the national grid

3.

SOE’s lack the know-how to successfully develop efficient distributed systems

ONLY company with successful distributed generation experience in

China

GaoKe’s systems have ranged from 6MW to 300MW in size

1.  75% of customers are factories (steel, chemical, pharmaceutical, food processing,

ethanol, paper, cement, etc.)

2.  25% of customers are stand-alone facilities providing power and heat to new development zones in rural or urban areas

3.  > 80% of customers are privately-owned companies

Government Restrictions

China’s power industry is highly regulated, which limits competition

Experience in China’s Market

GaoKe’s systems can be installed quickly and operate efficiently

Thorough understanding of regulations and approval processes in China

Know-How and Proprietary Processes

Proprietary know-how balances input of steam, air and water to maximize system efficiency

Scalable platform that can be implemented with minimal adjustments

80% of the design of a second system in any industry can be adapted from previously system

60% of the design of a first system in a new industry can be adapted from the platform

Employs its own programming for automated control software to remotely and continuously monitor system performance

           GaoKe’s Competitive Advantages in the
          Distributed Power Generation Business

Distributed Power Generation
Market – SE Asia

Inefficient and insufficient power generation throughout SE Asia

Local engineering companies lack experience and expertise to develop efficient distributed power generation and micro power grids

Substantial interest in “green” energy

Governments do not want to ignore the environment during their rapid industrial expansion

GaoKe has been approached to implement systems in India,

Thailand, Malaysia and Indonesia

Accelerated Entry into International Markets

Recently Signed an Agreement to Acquire Liaoning International

Construction & Engineering Group

One of a limited number of Class-A construction license holders in China

-Authorized to construct energy and infrastructure projects of any size

Significant domestic and international experience in constructing power plants and infrastructure projects

-Track record in Africa, Eastern Europe and the Asia-Pacific region

Significant financial growth

-$70m revenue, $2.3 Million net income in 2006 (audited)

-$93m revenue, $3.0 Million net income in 2007 (unaudited)

Benefits from the Acquisition

Will accelerate A-Power’s entry into international markets

Expansion of A-Power’s existing technical and project management capability

Accretive acquisition with profit margins that are expected to increase to
A-Power’s level over time

More About GaoKe

       Attracts and retains the best engineering talent in China

Company provides higher pay, more benefits to retain the best engineering talent available

Presently employs >150 qualified engineers who cost only ~1/5 of Western engineers

      Substantial growth since inception expected to accelerate

After-tax earnings have grown from ~US$0.6 million in 2003 to ~US$16.8 million in 2007

       Additional “green” energy technologies are also being commercialized

Includes wind, biomass, heat pump and hydro power

Engineering services company led by CEO Mr. Jinxiang Lu

A leader in China’s power industry for over 30 years

Pioneered China’s distributed power generation industry

Began developing distributed generation in the 1980s after becoming frustrated with the inefficiencies of the central grid system

              New Energy Technology  Development

JV with the China Science Academy in Guangzhou

Most renowned research institution in Asia for developing new energy technologies

Substantial expertise in wind, solar, magnetic, geothermal, tidal, and biomass

All new technology will be owned 70% by Gaoke and 30% by the Science
Academy

R&D Center at Tsinghua University in Beijing

The most distinguished university of scientific research in China

R & D Center focused on developing new technology and processes for
Gaoke’s distributed generation systems

Also has substantial expertise in wind turbine technology

     Wind Energy Business

Upside:  GaoKe has recently entered into agreements to license leading state-of-the-art European wind turbine technology

License agreement with Fuhrlander AG of Germany to produce and sell its 2.5MW wind turbine in China

Fuhrlander’s 2.5MW turbine is the largest commercialized land-based turbine in the world

Over 160 meters tall (comparable to a 45 story building)

Blades are ~40 meters long with diameter of ~80 meters

Each turbine produces > 6 million kWh of clean power each year

Sales price in China anticipated to be RMB 20-24 million ($2.7 - $3.2 million)

GaoKe has already received LOIs for 380 of these 2.5MW wind turbines

Wind Energy Business

     License agreement with Norwin A/S of Denmark to produce and sell its 750 kW and 225 kW wind turbines

Norwin is a leading European developer of wind turbines and recently served as a lead contractor in the construction of the Bahrain World Trade Center

750kW turbine Includes proprietary technology not currently being used in China that allows for a more efficient connection to the grid

Ideal for wind farms with low-level wind conditions

Sales price in China for a 750 kW system anticipated to be ~US$500,000

     Setting up a new wind technology R&D center with Norwin in Shenyang

Will combine expertise of Norwin and GaoKe

Bahrain WTC

    China’s Wind Energy Market

Substantial growth in energy from wind

2.2 GW, or less than 1%, of China’s total energy production in 2006 was from wind

China’s government plans 100 GW of wind energy production by 2020 (15% of
China’s projected energy output at that time), or 120GW if with state subsidy incentives

Equals 100 nuclear plants or more than total generation capacity in France

World total wind capacity of 94 GW by 2007 (Germany 20, USA 12)

Substantial PRC government promotion occurring to reach goal

Requires state-owned power companies to purchase 100% of energy produced from wind farms under long-term (20-30 year) contracts

Requires all wind turbines installed in China to be assembled in China and 70% of components to be assembled/produced domestically (up from 10-20% of components historically)

Mandates major domestic energy companies, including the five largest power generating groups, to invest a growing proportion of their earnings in developing new wind farms

China’s wind turbine production market is still in its infancy

Limited wind technology base and only a few capable domestic producers

The largest wind turbine produced domestically is 1.5 MW

      GaoKe’s Wind Energy Business

                       GaoKe’s New Wind Turbine Production Facility

Expected to complete 1st phase of construction and begin producing wind turbines in mid-2008

中国有效风功率密度分布图（W/M2）
Distribution of effective wind power density in China
200 W/m²以上 (High)
150～200 W/m²
100～150 W/m²
50～100 W/m²
50 W/m²以下 (Low)

                Why GaoKe Will Succeed in the Wind Business

Shenyang

Beijing

                Why GaoKe Will Succeed in the Wind Business

L

Has licensed advanced European wind technology

Capitalize on second-mover advantage

Learned from mistakes of Chinese companies that rushed into wind business &
underestimated the highly technical nature of wind turbine production

Partnered with licensors to assist with the entire process

Includes selection of component suppliers, design and operation of assembly facility, installation of turbines, follow up maintenance, etc.

Strategic location

Shenyang is a major industrial center with many component and steel suppliers

Close proximity to many projected large wind farms

Good access to highways and local ports

Strong relationships in China’s main wind farm provinces

Extensive experience with governments and state-owned power companies in windy N. China

Has rights to 7 future wind farm sites in Inner Mongolia and Liaoning Province

Combined capacity of the 7 areas is over 2 GW

In USD Millions

GaoKe’s Historical

U.S. GAAP Financials

2003

2004

2005

2006

2007

Revenue

17.7

40.5

75.5

98.7

152.5

YOY % Increase

129%

86%

31%

55%

Income

0.6

2.5

4.7

7.7

16.8

  YOY % Increase

56%

88%

62%

119%

Backlog

Dec 31

2004

Dec 31
2005

Dec 31
2006

Dec 31
2007

Apr 16
2008

Contract

Backlog

65.2

61.2

269.0

398.2

700.0

In USD Millions

Owners of GaoKe, on an all-or-none-basis each year, will be issued 1.0 million shares of common stock if they achieve after-tax profits in the following amounts for 2007, 2008, and 2009, and 2.0 million shares of common stock each year if they receive after-tax profits in the following amounts for 2010, 2011, and 2012:

Incentive Based Compensation

Year Ending 12/31

After-Tax Profit (USD)

Shares O/S

2007

$  14,000,000

32.7M

2008

$  19,000,000

33.7M

2009

$  29,000,000

34.7M

2010

$  44,000,000

35.7M

2011

$  63,000,000

37.7M

2012

$  87,000,000

39.7M

2013

41.7M

   Cap Table

As of March 31, 2008

              32,706,938

Total

              19,706,938

Public

              13,000,000

Management

        Common Shares

  Tax Holiday and 2008 Guidance

Applicable

Tax Rate

25%

   15%

        0%

2012 -

2009-2011

  2007-2008

Management 2008 Forecast:  $35-45 million Net Income,

                                                  or approx. $1.20 EPS

      Summary

Experienced Management Team

Profitable & Cash Flow Positive

Leading Company in China’s Distributed Power Generation Market

Recently began receiving Central Government support

Potential market size estimated at $6.5-$7.8 billion per year

High barriers to entry

Substantial existing contracts

Entering China’s Surging Wind Market

Licensed wind turbine technology from leading European wind companies

A-Power’s wind production facility expected to be completed in mid-2008

Already received LOIs for 380 2.5MW wind turbines

Significant Other Upside

International expansion

China’s other alternative energy markets